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                     CSX/CONRAIL OVERLAPPING COMMUNITIES

[Graphic: Box with map of Pennsylvania, Delaware, Mary-land, Ohio, and parts of West Virginia, Michigan, Indiana, and Illinois with names of cities with major rail service only from CSX and Conrail]

                      WHERE WILL CONRAIL EMPLOYEES BE IF
                               COMPETITION DIES?

      One look at this map shows why a combination with CSX isn't good for Conrail employees.

      The 60-plus communities on it are those with major rail service only from CSX and Conrail. Indeed, CSX and Conrail run parallel from Ohio to Philadelphia and elsewhere. At the same time, Conrail's major Hollidaysburg and Altoona shops are within just 70 miles of CSX's facilities at Cumberland, Md. Redundancies like these could add up to lost jobs.

      The sheer size of a CSX/Conrail combination would dominate rail transportation in the East, depriving shippers of the balanced competition that promotes safe and efficient service--service that encourages economic development and brings the marketplaces of the world to every shipper's doorstep. Lack of competition means lack of growth--lack of rail business, lack of train service, lack of maintenance: in short, fewer opportunities for employees.

      With this in mind, Conrail employees have every reason to support a combination with Norfolk Southern. Norfolk Southern's system extends and complements Conrail's system, rather than duplicating it.

      Conrail employees want to be part of a winning future. Norfolk Southern has the best employee safety record of any major carrier. The best operating ratio. A world-class infrastructure. A reputation for innovation and industrial development. It's why The Thoroughbred has been called one of America's most admired companies.1

      Norfolk Southern and Conrail can both boast overfunded, healthy pension funds, ensuring peace of mind for retirees. CSX's claim to fame is its recent recognition as one of the "Top 50 Companies with the Largest Underfunded Pension Liability".2

      CSX hasn't said much about these issues. It does not want to remind Conrail employees that your system overlaps CSX. It doesn't want to remind you that CSX/Conrail would create a virtual "no-competition zone" from eastern Ohio to the Atlantic. And it certainly doesn't want to remind you that Conrail's pension money could be merged with CSX's woefully underfunded pension fund.

                            IT'S TIME TO ACT

      If you're a Conrail employee, take action. Let your board of directors, management, labor leaders and lawmakers know that you support jobs, growth, opportunity, competition and a healthy pension fund.

      If you own shares of Conrail, say NO to the CSX/Conrail deal by voting at the stockholders' meeting December 23. Vote your shares AGAINST Conrail's proposal to "opt out" of the fair value statute. If you are a participant in the Conrail ESOP, instruct the ESOP Trustee to vote your shares AGAINST the proposal.

      ESOP participants should know that their votes are especially important because each allocated share represents both a financial and voting interest by the participants equivalent to at least five shares. This is because allocated ESOP shares control the voting of both unallocated ESOP shares and Employee Benefits Trust shares. And remember--your vote is strictly confiden-tial.

--------
1     FORTUNE, Annual Corporate Reputations Survey, March 4, 1996.

2     Pension Benefit Guaranty Corporation: News Release 96-16,
      December 6, 1995.



      Employees should also know that a number of senior Conrail executives have been selling Conrail shares not only pursuant to the CSX offer but also in the open market. Does this manifest a lack of confidence in the value and the chances of completion of CSX's proposed deal, which would have 75% of the remaining Conrail shares converted into CSX stock in the back-end merger?



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